News
Release

C$ unless otherwise stated TSX/NYSE/PSE: MFC     SEHK: 945
For Immediate Release
March 18, 2021

Manulife cautions investors regarding Obatan LLC offer for shares

TORONTO - Manulife has been notified of an unsolicited mini-tender offer made by Obatan LLC (Obatan) to purchase up to 500,000 Manulife common shares, or approximately 0.026% of the common shares outstanding, at a price of USD$13.00 per share.
Manulife is in no way associated with Obatan and does not recommend or endorse acceptance of this unsolicited offer.
Manulife cautions shareholders that the mini-tender offer has been made at a price below the current market price for Manulife shares. The offer represents a discount of 38.53% and 38.56%, respectively, below the closing prices of Manulife common shares on the TSX and NYSE on March 5, 2021, the last trading day before the mini-tender offer was commenced, and a discount of 39.94% and 40.20%, respectively, below the closing prices on the TSX and NYSE on March 17, 2021.
Mini-tender offers are designed to seek less than 5% of a company's outstanding shares, avoiding disclosure and procedural requirements applicable to most bids under Canadian and U.S. securities regulations. The Canadian Securities Administrators (CSA) and the U.S. Securities and Exchange Commission (SEC) have expressed serious concerns about mini-tender offers, including the possibility that investors might tender to such offers without understanding the offer price relative to the actual market price of their securities.
The SEC states that "bidders make mini-tender offers at below-market prices, hoping that they will catch investors off guard if the investors do not compare the offer price to the current market price."
According to Obatan’s offer documents, Manulife shareholders who have already tendered their shares can withdraw their shares at any time before 8:00 P.M. New York City Time on April 13, 2021 by following the procedures described in the offer documents.
Shareholders should carefully review the Obatan offer documents and current market price for Manulife shares, and consult their investment advisors regarding any offer they may receive and review with their advisors all options for their investment in Manulife shares.
Manulife has stock transfer agents providing shareholder services in Canada, the United States, Hong Kong and the Philippines. These local agents provide services directly to our registered shareholders and can provide information on share account management, direct deposit of dividends, dividend reinvestment and share purchase plans. Please email manulifeinquiries@astfinancial.com for more information.

Manulife requests that a copy of this news release be included in any distribution of materials relating to Obatan’s mini-tender offer for Manulife common shares.

About Manulife
Manulife Financial Corporation is a leading international financial services group that helps people make their decisions easier and lives better. With our global headquarters in Toronto, Canada, we operate as Manulife across our offices in Canada, Asia, and Europe, and primarily as John Hancock in the United States. We provide financial advice, insurance, and wealth and asset management solutions for individuals, groups and institutions. At the end of 2020, we had more than 37,000 employees, over 118,000 agents, and thousands of distribution partners, serving over 30 million customers. As of December 31, 2020, we had $1.3 trillion (US$1.0 trillion) in assets under management and administration, and in the previous 12 months we made $31.6 billion in payments to our customers. Our principal operations are in Asia, Canada and the United States where we have served customers for more than 155 years. We trade as 'MFC' on the Toronto, New York, and the Philippine stock exchanges and under '945' in Hong Kong.

Media Contact Gillian Earle Manulife 289-834-0862 gillian_earle@manulife.com	Investor Relations Adrienne O’Neill Manulife 416-926-6997 adrienne_oneill@manulife.com